AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX RECEIVES APPROVAL TO UNDERTAKE HEPAVAXX B PHASE I TRIAL

EDMONTON, ALBERTA - April 27, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced it has received authorization from Health Canada to undertake a Phase I clinical trial for its lead ChimigenTM vaccine candidate, HepaVaxx B Vaccine, a potential treatment for chronic carriers of hepatitis B virus.

“Our Chimigen vaccine platform is an innovative technology designed to activate a broad immune response against viral infection. HepaVaxx B Vaccine is the first candidate from this platform to enter into clinical studies and represents ‘first in man’ of our recombinant protein technology,” commented Dr. Lorne Tyrrell, M.D., Ph.D., Chief Executive Officer and Chief Scientific Officer of ViRexx. “The development of a therapeutic vaccine, like HepaVaxx B, could assist the 350 million chronic carriers of hepatitis B. A therapeutic vaccine could be used alone or in combination with existing anti-viral therapies.” The Phase I trial will enroll 15 healthy volunteers in a safety study of the vaccine.

HepaVaxx B
HepaVaxx B Vaccine consists of a recombinant chimeric molecule containing a hepatitis B viral antigen and a portion of a murine monoclonal antibody. The molecule is designed to target dendritic cells, which play a significant role in antigen presentation and initiation of an immune response. In preclinical testing, HepaVaxx B has produced both cellular and humoral immune responses. ViRexx believes that the development of humoral and cellular responses may be effective in clearing the virus from patients with chronic hepatitis B infection.

Hepatitis B
Hepatitis B is a serious public health problem worldwide. The World Health Organization estimates that one out of every three people globally has been infected with the hepatitis B virus. Individuals that develop chronic infections are at high risk of death from cirrhosis of the liver, liver failure and liver cancer. On average, 15% to 25% of chronically infected persons die from chronic liver disease, with approximately 1.2 million hepatitis B virus-related deaths worldwide occurring every year.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Chris Marcus Investor Relations Fyre Marketing Tel: (512) 542-9916